EXHIBIT 99.1

Brookfield Raises $2.4 billion for Catalytic Transition Fund Supported by Anchor Commitment from ALTÉRRA

Additional capital raised from CDPQ, GIC, Prudential and Temasek, among others

Targeting up to $5 billion, anchored by $1 billion catalytic capital investment by ALTÉRRA

BROOKFIELD, NEWS, Sept. 23, 2024 (GLOBE NEWSWIRE) -- Brookfield Asset Management (NYSE: BAM, TSX: BAM) (“Brookfield”) today announced an initial closing of $2.4 billion for the Catalytic Transition Fund (“CTF” or “the Fund”), marking a significant milestone towards the target of raising up to $5 billion for deployment towards clean energy and transition assets in emerging markets.

CTF was previously launched at COP28 with up to $1 billion of catalytic capital provided by ALTÉRRA funds (“ALTÉRRA”), the world’s largest private investment vehicle for climate finance based in the United Arab Emirates with the purpose of mobilizing investment at scale to finance a new climate economy. As it looks towards innovative approaches to catalyze capital for climate solutions in emerging markets, ALTÉRRA’s fund commitment has been designed to receive a capped return, thereby improving risk-adjusted returns for other investors in the Fund. Brookfield has committed to provide 10% of the Fund’s target to align itself with investment partners and investors.

Today, Brookfield is announcing four additional investment partners for CTF: CDPQ, GIC, Prudential and Temasek, among others. These leading institutional investors are important global players in transition investing and will be valued partners to Brookfield as CTF gets deployed in its target markets. CTF has now raised approximately half of the $5 billion total capital targeted for the Fund.

CTF is focused on deploying capital into clean energy and transition assets in emerging markets in South and Central America, South and Southeast Asia, the Middle East, and Eastern Europe. This strategic partnership will help drive clean energy investment into emerging markets, where investment needs to increase sixfold over current levels to reach the $1.6 trillion required annually by the early 2030s in line with global net zero targets. The Fund benefits from ALTERRA’s push to significantly expand private finance and fuel ambitious new climate strategies, as well as Brookfield’s global leadership in clean energy and transition investing, building on over three decades of operational experience in renewable energy technologies and its track record as the world’s largest transition investor among alternative asset managers.

The Fund expects to announce its initial investments later in 2024, and a traditional first close – with additional capital from Brookfield’s ongoing fundraising efforts through its extensive network of institutional investors – is expected by early 2025.

H.E Majid Al-Suwaidi, CEO of ALTÉRRA, said:

“CTF demonstrates ALTÉRRA’s catalytic capital as a powerful multiplier of climate finance to the Global South. This early momentum around CTF shows strong global demand not just for climate strategies, but for opportunities to invest in climate solutions in emerging markets. ALTÉRRA looks forward to working with CDPQ, GIC, Prudential and Temasek and other partners who share our ambitions to redefine how the world invests in climate solutions and go beyond business-as-usual to deliver positive impact for both people and planet.”

Mark Carney, Chair and Head of Transition Investing at Brookfield Asset Management, said:

“These anchor commitments from CDPQ, GIC, Prudential and Temasek demonstrate significant momentum for the Catalytic Transition Fund. The support from the world’s most sophisticated investors for the CTF strategy underscores the unique combination of the major commercial opportunity and the climate imperative. We look forward to working with other like-minded investment partners to accelerate the transition in these critical and vastly underserved markets.”

Marc-André Blanchard, Executive Vice-President and Head of CDPQ Global and Global Head of Sustainability, said:

“Globally, around $6.5 trillion will be needed yearly for the energy transition over the next 15 years. It’s a staggering figure, and various partnerships and investments are necessary to accelerate the path forward. For CDPQ, the energy transition is key to creating lasting value. By investing in Brookfield’s Catalytic Transition Fund, we are supporting innovative approaches to mobilize capital for climate solutions in emerging markets, where investments are critical to tackle the global environmental challenge.”

Don Guo, Chief Investment Officer, Prudential plc, said:

“We believe there is an opportunity to drive scalable positive change in emerging markets through investing in the climate transition. Prudential’s investment in Brookfield’s Catalytic Transition Fund underscores our belief that responsible investment is not only an environmental imperative but also a significant opportunity for growth in emerging markets. By supporting a just and inclusive transition, we enable the benefits of sustainable development to be shared widely, contributing to social equity and long-term prosperity.”

About Brookfield Asset Management

Brookfield Asset Management (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with approximately $1 trillion of assets under management. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield operates one of the world’s largest platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 34,000 megawatts of installed capacity and a development pipeline of approximately 200,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse, a leading global nuclear services business, and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling.

As a signatory to the Net Zero Asset Managers initiative, Brookfield is committed to supporting the goal of achieving net-zero greenhouse gas emissions by 2050 or sooner—in line with the Paris Agreement.

For more information, please visit our website at www.brookfield.com.

About ALTÉRRA

ALTÉRRA is the world’s largest private investment vehicle for climate finance. Launched at COP28 with a US$30 billion commitment from the UAE, ALTÉRRA aims to build innovative partnerships to mobilize US$250 billion globally by 2030 to finance the new climate economy and accelerate the climate transition.

ALTERRA's dual-arm structure enhances its impact: the US$25 billion Acceleration Fund directs capital towards projects crucial for accelerating the global transition to a net-zero and climate-resilient economy at scale. The US$5 billion Transformation Fund incentivizes investment flows in high-growth climate opportunities in underserved markets by providing catalytic capital.

Alterra Management Limited is duly licensed and authorised by the ADGM Financial Services Regulatory Authority under the Financial Services Permission No. 200001.

Brookfield

Media: Simon Maine Tel: +44 (0)7398 909 278 Email: simon.maine@brookfield.com	Investor Relations: Jason Fooks Tel: +1 (866) 989 0311 Email: jason.fooks@brookfield.com

ALTÉRRA

Simon Hailes Managing Director Middle East Edelman Smithfield M: +971 50 973 1173 Email: simon.hailes@edelmansmithfield.com

Notice to Readers

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to, among other things, CTF’s fundraising target, the expected impact and returns of CTF and the expected timing for announcing initial investments and the first close of CTF.

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